Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670 khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter 2013 Financial Results

Adjusted net income for the second quarter of 2013 was $67.1 million and adjusted earnings per share were $0.59. Adjusted earnings per share for the first half of 2013 were $1.19, a record high and an increase of 29% over the first half of 2012.

Amsterdam, Netherlands; August 6, 2013 - AerCap Holdings N.V. ( the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the second quarter ended June 30, 2013.

During the second quarter of 2013:

•                 $0.9 billion of aircraft were purchased,

•                 $0.3  billion of aircraft were sold,

•                  $1.5 billion of financing transactions were completed,

•                  and 81 aircraft transactions were executed.

Aengus Kelly, CEO of AerCap, commented: “Our record EPS number for the first half of 2013 is the result of the rigorous application of our core principles. It is this combination of highly disciplined aircraft acquisitions and disposals as well as a long term stable liability structure that has enabled us to return $420 million to our shareholders, obtain an investment grade rating and generate record earnings.”

Second quarter 2013 Financial Highlights

•                  Second quarter 2013 reported net income was $75.7 million, compared with $29.6 million for the same period in 2012. Second quarter 2013 reported basic earnings per share were $0.67, compared with $0.21 for the same period in 2012.

•                  Second quarter 2013 adjusted net income was $67.1 million, compared with $59.2 million for the same period in 2012. Second quarter 2013 adjusted earnings per share were $0.59, compared with $0.43 for the same period in 2012.

•                  Net interest margin earned on lease assets, or net spread, was $160.1 million in the second quarter of 2013 compared with $173.1 million for the same period in 2012. Net interest margin as a percentage of average lease assets was 8.5% for second quarter 2013 as compared with 8.7% for the same period in 2012. The decrease is primarily attributable to the sale of the ALS portfolio in the fourth quarter of 2012.

•                  Total owned assets were $9.0 billion as of June 30, 2013 and total managed aircraft were valued at $2.1 billion(a). Total owned assets decreased by 3% from $9.3 billion as of June 30, 2012.

•                  In the second quarter of 2013, we entered into a $2.6 billion purchase and leaseback agreement for 25 widebody aircraft with LATAM Airlines Group, of which 10 A330 aircraft were purchased and delivered in the second quarter of 2013.

•                  We sold our interest in eight Boeing 737-800 aircraft on lease to American Airlines to an affiliate of Guggenheim Partners, LLC. We retained 20% ownership of the equity position and will continue to service these aircraft.

•                  We closed financing transactions totaling $1.5 billion including the amendment and increase of our AerFunding revolving credit facility.

•                  Total committed aircraft purchases were $3.3 billion as of June 30, 2013, which relates to 42 aircraft including purchase options. All of these aircraft are placed on long term leases.

•                  The debt to equity ratio was 2.6 to 1 at June 30, 2013, compared with 2.7 to 1 for the same period in 2012.

(a)         Includes aircraft under our management and owned by our non-consolidated joint ventures. The aircraft value was based on the average appraised value provided by three external appraisers between September 2012 and March 2013.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions except share and per share amounts)

Net income	$75.7	$29.6	156%	$143.1	$94.6	51%
Adjusted for: mark-to-market of interest rate caps, net of tax	(10.7)	7.0	NA	(12.0)	9.8	NA
share-based compensation, net of tax	2.1	1.7	24%	4.0	3.0	33%
non-recurring charges to interest expense from repayment of secured loans	—	20.9	NA	—	20.9	NA
Adjusted net income	67.1	59.2	13%	135.1	128.3	5%

Adjusted earnings per share	$0.59	$0.43	39%	$1.19	$0.92	29%

Second quarter 2013 adjusted net income increased 13% over the same period in 2012 driven primarily by income generated on aircraft sales in the second quarter of 2013.

Second quarter 2013 adjusted earnings per share increased 39% over the same period in 2012 driven primarily by the income from aircraft sales as well as the share repurchases completed in 2012.

Revenue and Net Spread

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions)

Lease revenue:
Basic lease rents	$219.5	$234.9	(7)%	$432.4	$470.1	(8)%
Maintenance rents and other receipts	10.3	12.5	(18)%	24.2	30.1	(19)%
Lease revenue	229.8	247.4	(7)%	456.6	500.2	(9)%
Net gain on sale of assets	10.5	0.7	1,400%	21.5	0.4	5,275%
Management fees and interest revenue	6.5	4.5	44%	13.6	9.7	40%
Other revenue	0.2	0.3	(33)%	1.2	0.5	140%
Total revenue	$247.0	$252.9	(2)%	$492.9	$510.8	(4)%

The decrease in total revenue (basic lease rents) and net spread was driven primarily by the sale of older aircraft including the ALS portfolio, partially offset by purchases of new aircraft.

Basic lease rents were $219.5 million for the second quarter of 2013, a decrease of 7% compared with the same period in 2012. Our average lease assets decreased by 5% to $7.6 billion compared with the second quarter of 2012.

Lease revenue for the second quarter of 2013 was $229.8 million, compared with $247.4 million for the same period in 2012, a decrease of 7%.

Net gain on sale of assets for the second quarter of 2013 was $10.5 million, compared to $0.7 million for the same period in 2012.

	Three months ended				Six months ended
	June 30,				June 30,
				% increase/				% increase/
	2013		2012	(decrease)	2013		2012	(decrease)
	(US dollars in millions)

Basic lease rents	$219.5		$234.9	(7)%	$432.4		$470.1	(8)%

Interest on debt	47.1		93.7	(50)%	105.7		157.6	(33)%
Adjusted for: mark-to-market of interest rate caps	12.3		(8.0)	NA	13.7		(11.3)	NA
non-recurring charges to interest expense from repayment of secured loans	—		(23.9)	NA			(23.9)	NA

Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from repayment of secured loans	59.4	(a)	61.8 (a)	(4)%	119.4	(a)	122.4 (a)	(2)%

Net interest margin, or net spread	$160.1		$173.1	(8)%	$313.0		$347.7	(10)%

(a)         Interest on debt excluding the above non-recurring charges for the three months ended June 30, 2013 and 2012 includes $8.3 million and $6.5 million of amortization of debt issuance costs, respectively. Interest on debt excluding the above non-recurring charges for the six months ended June 30, 2013 and 2012 includes $15.9 million and $13.6 million of amortization of debt issuance costs, respectively.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps and non-recurring charges was $59.4 million in the second quarter of 2013, a 4% decrease compared with the same period in 2012. Net spread in the second quarter of 2013 decreased 8% compared with the same period in 2012. The decrease in net spread was driven primarily by the sale of older aircraft including the ALS portfolio, partially offset by purchases of new aircraft. As a result, the average age of our aircraft portfolio was reduced to 5.3 years.

Selling, General and Administrative Expenses

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions)

Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	$(0.1)	$1.8	NA	$0.5	$(3.1)	NA
Share-based compensation expenses	2.4	1.9	26%	4.5	3.4	32%
Other selling, general and administrative expenses	21.8	18.0	21%	39.3	37.7	4%
Total selling, general and administrative expenses	$24.1	$21.7	11%	$44.3	$38.0	17%

Other selling, general and administrative expenses were $21.8 million in the second quarter of 2013, compared to $18.0 million in the same period in 2012. The increase was primarily due to project related fees.

Effective Tax Rate

AerCap’s blended effective tax rate during the first six months of 2013 was 8.5%. The blended effective tax rate in 2012 was 5.2%. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap’s different tax jurisdictions. The 2012 tax rate was reduced by the loss from the ALS transaction and non-recurring charges from repayment of certain secured loans.

Financial Position

			% increase/
			(decrease)
			over
	June 30, 2013	June 30, 2012	June 30, 2012
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$404.3	$765.1	(47)%
Flight equipment held for operating leases, net	7,896.8	8,027.5	(2)%
Total assets	8,972.6	9,289.1	(3)%
Debt	6,023.9	6,225.0	(3)%
Total liabilities	6,698.4	6,974.3	(4)%
Total equity	2,274.2	2,314.8	(2)%

Debt/equity ratio	2.6	2.7	(4)%

The decrease in our total cash balance was driven primarily by the use of $257 million cash for share repurchases in the second half of 2012, a temporary decrease of approximately $100 million from funding several aircraft with cash, and a $42 million repayment in 2013 of our most expensive debt.

As of June 30, 2013, AerCap’s portfolio consisted of 368 aircraft that were either owned and consolidated, on order, under contract or letter of intent, managed or owned by AerDragon, a non-consolidated joint venture. The average age of the owned fleet as of June 30, 2013 is 5.3 years and the average remaining contracted lease term is 6.6 years.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition, adjusted net income excludes the following non-recurring charges:

•                  Second quarter 2012 adjusted net income of $59.2 million excludes the non-recurring charges to interest expense from the early repayment of secured loans of $20.9 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period.

The following is a reconciliation of adjusted net income to net income for the three and six month periods ended June 30, 2013 and 2012:

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2013	2012	(decrease)	2013	2012	(decrease)
	(US dollars in millions)

Net income	$75.7	$29.6	156%	$143.1	$94.6	51%
Adjusted for: mark-to-market of interest rate caps, net of tax	(10.7)	7.0	NA	(12.0)	9.8	NA
share-based compensation, net of tax	2.1	1.7	24%	4.0	3.0	33%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	67.1	38.3	75%	135.1	107.4	26%
non-recurring charges to interest expense from repayment of secured loans	—	20.9	NA	—	20.9	NA
Adjusted net income	67.1	59.2	13%	135.1	128.3	5%

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, August 6, 2013 at 9:00 am Eastern Time / 3:00 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-646-254-3363 or (International) +31-20-716-8296 and referencing code 9716909 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in the event, please register by emailing: aercap@collegehill.com. For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (College Hill): +44 (0)20 7866 7887 (aercap@collegehill.com).

About AerCap Holdings N.V.

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	June 30, 2013	December 31, 2012	June 30, 2012

Assets
Cash and cash equivalents	$156,929	$520,401	$474,251
Restricted cash	247,374	279,843	290,835
Trade receivables	10,235	6,636	11,358
Flight equipment held for operating leases, net	7,896,802	7,261,899	8,027,488
Net investment in direct finance leases	33,669	21,350	23,482
Notes receivables	78,338	78,163	4,110
Prepayments on flight equipment	162,339	53,594	71,324
Investments	107,761	93,862	88,694
Intangibles	13,487	18,100	23,825
Inventory	—	—	7,167
Derivative assets	30,656	9,993	13,102
Deferred income taxes	72,882	79,726	85,531
Other assets	162,085	157,851	167,912
Total Assets	$8,972,557	$8,581,418	$9,289,079

Liabilities and Equity

Accounts payable	$871	$740	$1,332
Accrued expenses and other liabilities	92,127	91,951	76,510
Accrued maintenance liability	437,748	421,830	503,616
Lessee deposit liability	91,244	86,268	102,210
Debt	6,023,932 *	5,803,499	6,224,987
Deferred revenue	42,704	39,547	44,780
Derivative liabilities	9,726	14,677	20,831
Total liabilities	6,698,352	6,458,512	6,974,266

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 113,613,289 ordinary shares issued and outstanding)	1,196	1,193	1,570
Additional paid-in capital	930,543	927,617	1,343,601
Treasury stock	(2)	—	(162,719)
Accumulated other comprehensive loss	(10,052)	(14,401)	(10,411)
Accumulated retained earnings	1,350,768	1,207,629	1,138,565
Total AerCap Holdings N.V. shareholders’ equity	2,272,453	2,122,038	2,310,606
Non-controlling interest	1,752	868	4,207
Total Equity	2,274,205	2,122,906	2,314,813

Total Liabilities and Equity	$8,972,557	$8,581,418	$9,289,079

* Includes $64.3 million of subordinated debt received from our joint venture partners

	June 30, 2013	December 31, 2012	June 30, 2012
Supplemental information
Debt/equity ratio	2.6	2.7	2.7
Debt/equity ratio (adjusted for subordinated debt)	2.5	2.6	2.6

AerCap Holdings N.V.

Unaudited Consolidated Income Statements

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Revenues
Lease revenue	$229,768	$247,443	$456,609	$500,181
Net gain on sale of assets	10,526	653	21,491	434
Management fee revenue	5,110	4,174	10,746	8,704
Interest revenue	1,394	324	2,864	946
Other revenue	241	285	1,150	514
Total Revenues	247,039	252,879	492,860	510,779

Expenses
Depreciation	83,419	93,087	161,539	182,115
Asset impairment	—	—	2,661	—
Interest on debt	47,119	93,654	105,688	157,621
Operating lease-in costs	—	380	550	2,902
Leasing expenses	10,330	17,866	25,246	36,343
Selling, general and administrative expenses	24,073	21,718	44,263	38,046
Total Expenses	164,941	226,705	339,947	417,027

Income from continuing operations before income taxes and income of investments accounted for under the equity method	82,098	26,174	152,913	93,752

Provision for income taxes	(7,333)	(1,619)	(12,998)	(7,497)
Net income of investments accounted for under the equity method	1,694	3,725	4,108	6,462

Net income	76,459	28,280	144,023	92,717

Net (income) loss attributable to non-controlling interest	(770)	1,301	(884)	1,874

Net income attributable to AerCap Holdings N.V.	$75,689	$29,581	$143,139	$94,591

Total basic earnings per share	$0.67	$0.21	$1.26	$0.68

Weighted average shares outstanding - basic	113,399,744	138,717,200	113,381,740	139,308,322

AerCap Holdings N.V.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Net income	$76,459	$28,280	$144,023	$92,717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	83,419	93,087	161,539	182,115
Asset impairment	—	—	2,661	—
Amortization of debt issuance costs	8,289	30,426	15,899	37,541
Amortization of intangibles	2,010	2,875	4,613	5,852
Net gain on sale of assets	(10,526)	(653)	(21,491)	(434)
Mark-to-market of non-hedged derivatives	(12,415)	7,217	(13,807)	3,433
Deferred taxes	6,516	1,404	6,223	5,999
Share-based compensation	2,430	1,932	4,520	3,397
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(1,879)	(692)	(3,774)	5,795
Inventories	—	1,697	—	6,786
Other assets and derivative assets	(3,121)	(84)	(10,436)	(5,798)
Other liabilities	(5,889)	(5,432)	3,112	(9,489)
Deferred revenue	2,087	(1,865)	3,157	(3,214)
Net cash provided by operating activities	147,380	158,192	296,239	324,700

Purchase of flight equipment	(867,039)	(216,028)	(1,267,850)	(484,675)
Proceeds from sale/disposal of assets	337,252	112,688	485,252	220,655
Prepayments on flight equipment	(99,043)	(9,920)	(120,485)	(18,462)
Capital contributions and repayments	(8,237)	—	(10,930)	—
Movement in restricted cash	40,919	12,817	32,469	(53,510)
Net cash used in investing activities	(596,148)	(100,443)	(881,544)	(335,992)

Issuance of debt	1,075,876	469,079	1,354,376	823,669
Repayment of debt	(846,821)	(420,951)	(1,136,652)	(710,057)
Debt issuance costs paid	(17,324)	(18,362)	(19,880)	(24,288)
Repurchase of shares	—	(62,719)	—	(62,719)
Maintenance payments received	27,597	32,567	45,818	72,275
Maintenance payments returned	(15,450)	(4,931)	(26,144)	(23,340)
Security deposits received	9,443	7,733	11,389	11,838
Security deposits returned	(3,109)	(9,397)	(6,517)	(11,322)
Net cash provided by (used in) financing activities	230,212	(6,981)	222,390	76,056

Net (decrease) increase in cash and cash equivalents	(218,556)	50,768	(362,915)	64,764
Effect of exchange rate changes	68	(1,211)	(557)	(1,594)
Cash and cash equivalents at beginning of period	375,417	424,694	520,401	411,081
Cash and cash equivalents at end of period	$156,929	$474,251	$156,929	$474,251